FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
4
1.	Stock Dividend - Prior Communication

PRIOR COMMUNICATION

Antonio Alonso Ureba, holder of identity card no. 50.291.681-L, acting on behalf of TELEFÓNICA, S.A. (hereinafter the "Company" or "Telefonica") in his capacity as General Secretary and Secretary of the Board of Directors, hereby declares before the Spanish National Securities Market Commission ("Comision Nacional del Mercado de Valores"):

  That the Company's General Ordinary Shareholders' Meeting held on April 12th, 2002 resolved to carry out two successive capital increases to be charged to freely disposable reserves, in an amount equivalent to 2% of the share capital of the Company subscribed and paid- in each, through the issue of new shares that will be freely allocated to the shareholders at a ratio of one new share for every fifty old shares held.

  The General Ordinary Shareholders' Meeting also resolved to delegate to the Board of Directors the power (which in turn may be sub- delegated in whole or in part to its Standing Committee and/or in any of the Director with delegated powers) to set the dates on which the aforementioned capital increases may be executed and to specify the conditions for the capital increases that have not been provided for in the Meeting.

  The first of these capital increases charged to freely disposable reserves and the subject of the abridged Prospectus verified by the Spanish National Securities Market Commission on January 16th, 2003, was declared executed by the Standing Committee of the Board of Directors held on February 12th, 2003 and was registered on the Mercantil Register ("Registro Mercantil") on February 18th, 2003. The Company have iniciated the procedures necessary for the shares derived from this capital increase to be listed.

  That, under said authorization, the Company's Board of Directors, at its meeting held on January 29th, 2003 resolved to delegate to its Standing Committee the aforementioned power.

  That the Standing Committee of the Board of Directors, at its meeting held on February 12th, 2003, resolved to execute the resolution referred to in paragraph I regarding the first of these capital increases and set the amount for the second capital increase at Euros 99,157,490, through the issue of 99,157,490 ordinary shares, of the same series and carrying the same rights as those currently outstanding, of a nominal value of one (1) euro each and represented by book entries

  That, by means of this document, and by virtue of that stated in article 26 of the Stock Market Law 24/1988 of July 28 (modified by Law 37/1998 of November 16), and articles 5.2.a), 8.1 and 9 of Royal Decree 291/1992 of March 27, regarding Issues and Public Sale Offers of Securities (modified by Royal Decree 2590/1998, December 7), the mandatory Prior Communication regarding the increase in the Company's share capital is presented, and the main characteristics of this are stated below:

1. Issuer

The issuer of the shares derived from the aforementioned capital increase is TELEFÓNICA S.A., with its registered head office in Madrid, Gran Via 28 and C.I.F. A-28/015865, registered in the Madrid Mercantile Register, volume 12,534, sheet 21, Section 8 of the book of Companies, page M-6164, registering 1359.

2. Nature and characteristics of the securities to be issued and the amount of the issue

The securities issued in the capital increase are ordinary Telefonica shares, with a nominal value of one Euro each, of the same series, and with the same rights as those Telefonica shares currently outstanding, and represented by book entries.

The new shares issued by virtue of this capital increase will entitle holders to receive the entire amount of the dividends distributed from the time of the ending of the free allocation period.

The capital increase will be entirely charged to the Company's freely disposable reserves, in the ratio of one (1) new share for every fifty (50) Company shares currently outstanding, and this increase will be based on the balance duly audited by the Company's auditors for the year ended December 31, 2001.

The number of shares derived from the capital increase (99,157,490 shares) will be equal to 2% of the Company 's subscribed and paid- in capital stock at the time of the beginning of the free allocation period, as established in the Shareholders Meeting's resolution referred to in Point I. The shares will be issued at par, that is with an issue price of one (1) euro per share.

The Company will apply for the listing of these shares on the four Spanish Stock Exchanges and in the Spanish Automated Quotation System ("Sistema de Interconexión Bursátil"-"Mercado Continuo"), as well as their listing on the foreign securities exchanges where the Company's outstanding shares are already listed and their inclusion in the Stock Exchange Automated Quotation System (SEAQ International), subject to the regulations governing said stock markets.

3. Group of subscribers to whom the issue will be offered

All those Company shareholders who, at the end of the working day previous to the beginning of the free allocation period referred to in paragraph 4, were registered as such, will be entitled to receive one (1) new share for every fifty (50) old ones held. The free allocation rights will be transferable during this period under the same conditions as the shares from which they derive.

For the purposes of that stated in the previous paragraph, every natural or legal person, who, at the end of the aforementioned day, is registered as a holder of the Company's shares at the registries of the member-entities of the Spanish Settlement and Clearance Service (SCLV) will be considered a Telefonica shareholder.

4. Allocation procedure

The free allocation rights may be exercised during a fifteen-day period which will begin on the working day subsequent to the publication of the announcement of the capital increase in the Official Gazette of the Mercantile Register ("Boletin Oficial del Registro Mercantil")

As the share capital increase is charged to reserves, no expenses or commissions will be charged by the Issuer for the allocation of the new shares. Notwithstanding, the member- entities ("entidades adheridas") of the SCLV may apply, in accordance with the current legislation in force, the commissions and expenses for the allocation of the shares and for the trading of the free allocation rights.

5. Entities participating in the issue

All the member-entities of the SCLV, in the course of their normal activity, will participate in the allocation of the shares from this capital increase.

6. The Issue's Prospectus

Telefonica shall present the corresponding abridged Prospectus on the Issue corresponding to this capital increase, in order for this to be verified and registered by the Spanish National Securities Market Commission, in accordance with that stated in article 5.2.d) of Royal Decree 291/1992.

In witness thereof,

IT IS REQUESTED that the Spanish National Securities Market Commission on acknowledging the filing of this Prior Communication relative to the capital increase on reserves, admits it and, after having completed the required formalities, proceeds to register it in the appropriate Registry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors